SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Paul-Son Gaming Corporation (Name of Issuer)
Common Stock, $0.001 par value (Title of Class of Securities)
703578104 (CUSIP Number)
Eric P. Endy, 1700 South Industrial Road, Las Vegas, Nevada 89109, (702) 384-2425 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 12, 2002 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240-13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703578104	SCHEDULE 13D	Page 2 of 8 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eric P. Endy

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP (See Instructions)	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions) N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ N/A

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER

		(8)	SHARED VOTING POWER 4,701,219 shares

		(9)	SOLE DISPOSITIVE POWER 892,134 shares

		(10)	SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,134 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%

(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 703578104	SCHEDULE 13D	Page 3 of 8 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Paul S. Endy, Jr. Living Trust

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	☒
	MEMBER OF A GROUP (See Instructions)	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions) N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ N/A

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER

		(8)	SHARED VOTING POWER 657,579 shares

		(9)	SOLE DISPOSITIVE POWER 657,579 shares

		(10)	SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 657,759 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%

(14)	TYPE OF REPORTING PERSON (See Instructions) OO

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        The reporting persons previously filed an Amendment No 3 to Schedule 13D on September 21, 2000 and a Schedule 13G on March 13, 2002. The reporting persons have determined that their beneficial ownership should be properly reported on Schedule 13D. Accordingly, this Amendment No. 4 amends the Schedule 13D filed on September 21, 2000 and the Schedule 13G filed March 13, 2000.

ITEM 1. SECURITY AND ISSUER

        The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of Paul-Son Gaming Corporation ("Paul-Son"). The principal executive offices of Paul-Son are located at 1700 South Industrial Road, Las Vegas, Nevada 89102.

ITEM 2. IDENTITY AND BACKGROUND

  1.
  (a)    Eric P. Endy ("Eric Endy")

  (b)
  1700 South Industrial Road
  Las Vegas, Nevada 89102

  (c)
  Executive vice president and director of Paul-Son

  (d)
  During the last five years, Eric Endy has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

  (e)
  During the last five years, Eric Endy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

  (f)
  Eric Endy is a citizen of the United States of America.

  2.
  (a)    The Paul S. Endy, Jr. Living Trust (the "Endy Trust")

  (b)
  1700 South Industrial Road
  Las Vegas, Nevada 89102

  (c)
  Not applicable

  (d)
  During the last five years, the Endy Trust has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

  (e)
  During the last five years, the Endy Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

  (f)
  The Endy Trust is domiciled in the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

        Paul-Son entered into an agreement and plan of exchange and stock purchase dated as of April 11, 2002 and amended as of May 13, 2002 (the "Combination Agreement") with Etablissements Bourgogne

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et Grasset ("B&G"). Paul-Son and B&G completed the transactions contemplated under the Combination Agreement on September 12, 2002. At the closing, the businesses of Paul-Son, B&G, and B&G's wholly-owned subsidiary, The Bud Jones Company, Inc. ("Bud Jones"), were combined, with B&G and Bud Jones becoming wholly-owned subsidiaries of Paul-Son. The combined company is called "Paul-Son Gaming Corporation" and is headquartered in Las Vegas, Nevada, with offices in Beaune, France, San Luis, Mexico, Atlantic City, New Jersey and other locations.

        Pursuant to the Combination Agreement, Paul-Son acquired 100% of the stock of B&G in exchange for (a) shares of Paul-Son common stock which immediately after the closing equaled 53.45% of the outstanding shares of Paul-Son common stock and (b) warrants to provide antidilution protection to the extent that the stock options and other conversion rights to acquire Paul-Son common stock outstanding at the closing are subsequently exercised. Accordingly, Paul-Son issued 3,969,026 shares of its authorized common stock to the stockholders of B&G, resulting in a total of 7,425,680 shares of Paul-Son common stock outstanding immediately after the closing. The B&G stockholders were issued warrants to purchase an aggregate of 459,610 shares, of which 84,610 warrants were immediately exercised reflecting the issuance of 84,610 shares to Paul-Son's investment banker in connection with the combination.

        Paul-Son also purchased 100% of the shares in B&G's wholly-owned subsidiary, Bud Jones. In payment of the Bud Jones shares, Paul-Son issued a promissory note to B&G in the principal amount of $5,437,016. The promissory note is payable in full on the fifth anniversary of the closing. Interest on the promissory note is payable annually at a rate equal to the average prime rate for the year. The promissory note will continue to be an asset of B&G. Paul-Son and B&G determined the combination consideration pursuant to arm's length negotiations between the parties. Prior to the combination, Paul-Son received the written opinion dated May 20, 2002 from its investment banker that, from a financial point of view, as of the date of such opinion, the consideration to be paid to the B&G stockholders in the combination was fair from a financial point of view to the holders of Paul-Son common stock.

        Francois Carretté, Paul-Son's controlling stockholder, joined Paul-Son's new management team as Chairman of the Board and Gérard Charlier as President and Chief Executive Officer of Paul-Son. Eric Endy, former Chairman of the Board, President and Chief Executive Officer of Paul-Son, became Executive Vice President. Paul-Son expanded its board of directors from four to seven persons. Pursuant to the Combination Agreement, the Paul-Son board of directors is to consist of four persons designated by Holding Wilson, S.A., an entity controlled by Mr. Carretté, and three persons from Paul-Son's prior board of directors. Immediately after the closing, Holding Wilson designated Francois Carretté, Gérard Charlier and Alain Thieffry as directors. Benoit Aucouturier declined to be a director. Holding Wilson will designate a fourth person to the board in the near future. The three individuals from Paul-Son's prior board of directors are Eric Endy, Jerry West and Paul Dennis. All directors of Paul-Son will stand for election at each annual stockholders' meeting, subject to their earlier resignation or removal.

        Pursuant to a stock purchase agreement among Paul-Son's former controlling stockholder, the Endy Trust, Eric Endy and the stockholders of B&G (the "Stock Purchase Agreement"), the stockholders of B&G purchased an aggregate of 670,000 shares of Paul-Son's common stock from the Endy Trust for an aggregate purchase price of $1.0 million. The Endy Trust sold the first 40,000 shares to the B&G stockholders at the execution of the combination agreement. The Endy Trust sold the remaining 630,000 shares to the B&G stockholders at the closing of the combination. As a result of the combination and the purchase of shares from the Endy Trust, including 33,333 shares previously acquired from the Endy Trust, the former stockholders of B&G own approximately 63.0% of Paul-Son's shares outstanding immediately following the combination. The Endy Trust has also agreed to sell for no additional consideration 34,556 additional shares to the B&G stockholders if the Nasdaq SmallCap Market delists Paul-Son's common stock as a result of the combination. On September 13, 2002,

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Paul-Son received notification from Nasdaq indicating that Paul-Son's securities are subject to delisting from the Nasdaq SmallCap Market because the Staff believes that Paul-Son's combination with B&G constitutes a "reverse merger" under Rule 4330(f) and requires Paul-Son to satisfy Nasdaq's initial listing requirements in order to remain on the exchange. Paul-Son does not currently meet the $4.00 minimum bid price required for initial listing. Further, the Staff indicated in its letter that because Paul-Son is currently without a third independent director, Paul-Son does not meet the independent director and audit committee requirements for continued listing on Nasdaq under Rules 4350(c) and 4350(d)(2). In response to the notice, Paul-Son has requested a hearing before the Nasdaq Listing Qualifications Panel to appeal the Staff's classification of the combination transaction and to review the delisting determination. Nasdaq has scheduled the hearing on Paul-Son's appeal for October 24, 2002.

        Under the Stock Purchase Agreement, the Endy Trust (including other Endy family trusts) and Mr. Endy have agreed to vote all shares of common stock of Paul-Son, which they are entitled to vote, in the manner directed by Holding Wilson S.A., B&G's controlling stockholder, at any and all meetings of the stockholders of Paul-Son, with respect to the election and removal of directors, for a period of five years after the date of completion of the combination. Holding Wilson S.A. and Francois Carretté, controlling stockholder of Holding Wilson, each have agreed to vote all shares of common stock of Paul-Son, which they are entitled to vote, in favor of the election of Eric Endy as director (or if Eric Endy is unable to serve, a replacement designated by the Endy Trust), for a period of five years after the date of the completion of the combination. The Stock Purchase Agreement also provides the former stockholders of B&G with a right of first refusal to purchase any shares which Eric Endy or the Endy Trust desire to sell.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a)—(b)

	Eric Endy		The Endy Trust
Amount beneficially owned:	892,134	(1)	657,579
Percent of class:	11.6%		8.7%
Number of shares as to which the person has:
Sole power to vote or to direct the vote:	0		0
Shared power to vote or to direct the vote:	4,701,219	(1)	657,579
Sole power to dispose or to direct the disposition of:	892,134	(1)	657,579
Shared power to dispose or to direct the disposition of:	0		0

(1)
Mr. Endy beneficially owns the shares as follows:
The Endy Trust	657,579
Eric P. Endy	113,555
Hsiao Chin Endy (Spouse)	6,000
Nevin Chao Endy Irrevocable Trust	6,000
Daren Chang Endy Irrevocable Trust	6,000
Celine Endy Irrevocable Trust	6,000

795,134

In addition, Mr. Endy was granted an option pursuant to Paul-Son's 1994 Long-Term Incentive Plan to purchase 100,000 shares of Paul-Son's common stock at $8.0625 per share. At this time, the option is fully vested and exercisable with 97,000 options remaining.

        Eric Endy has the shared power to vote or direct the vote of an aggregate of 4,701,219 shares of Paul-Son's common stock. Such voting power is shared with Holding Wilson, S.A., which pursuant to the Stock Purchase Agreement, has the right to vote or direct the vote of approximately 892,134 shares

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owned by Eric Endy and the Endy Trust with respect to the election or removal of directors during the five years following the closing. In addition, pursuant to the Stock Purchase Agreement, Eric Endy has the right to vote or direct the vote of approximately 3,809,085 shares owned by Francois Carretté and Holding Wilson, S.A. with respect to the election of Eric Endy (or if Eric Endy is unable to serve, a replacement designated by the Endy Trust) as a director of Paul-Son during the five years following the closing.

        The percentages reflect the percentage share ownership with respect to 7,425,680 shares of Paul-Son outstanding following the completion of the combination on September 13, 2002.

          (c)  Other than dispositions of Paul-Son's common stock described in this Schedule 13D, no other transaction in Paul-Son's common stock were effected during the past 60 days by Eric Endy or the Endy Trust.

          (d)  No person other than the record owner of such shares of Paul-Son's common stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Paul-Son's common stock; provided, however, that an unfiled lien applies against all of the assets of the Endy Trust, including, without limitation, its shares of Paul-Son's common stock, in favor of the U.S. Internal Revenue Service ("IRS") for estate taxes due. The unfiled IRS lien does not prohibit the Endy Trust from selling its shares of Paul-Son's common stock to a third party for fair value. Upon such sale, the unfiled IRS lien attaches to the proceeds from the sale of the shares of Paul-Son's common stock as a replacement for the lien against the original shares of stock.

          (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Combination Agreement and the Stock Purchase Agreement are described in Item 4 above. The summary descriptions of the Combination Agreement and the Stock purchase Agreement in this Schedule 13D are qualified in their entirety by reference to the full text of the Combination Agreement and the Stock Purchase Agreement which are incorporated herein by reference as Exhibits 2.1 and 2.2., respectively. Except as described in this Schedule 13D, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such person or any other person with respect to any securities of Paul-Son.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

  2.1
  Agreement and Plan of Exchange and Stock Purchase dated as of April 11, 2002 and amended as of May 13, 2002, between Paul-Son Gaming Corporation and Etablissements Bourgogne et Grasset S.A. (Incorporated by reference to Annex A to Paul-Son's Definitive Proxy Statement on Schedule 14A (File No. 0-23588) filed on August 9, 2002).

  2.2
  Stock Purchase Agreement among Eric P. Endy, The Paul S. Endy Jr. Living Trust, the other Endy Family Trusts and the B&G Stockholders dated April 11, 2002 (Incorporated by reference to Annex D to Paul-Son's Definitive Proxy Statement on Schedule 14A (File No. 0-23588) filed on August 9, 2002).

        [Signature page follows]

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PAUL S. ENDY, JR. LIVING TRUST
Dated: September 27, 2002

/s/ ERIC P. ENDY By: Eric P. Endy Its: Trustee

/s/ ERIC P. ENDY Eric P. Endy, an individual

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